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Exhibit 99.1
                            FLAMINGO STREET, LLC
                            C/O Tarsadia Hotels
                     650 Town Center Drive, Suite 1910
                            Costa Mesa, CA 92626
                         Telephone: (714) 549-2931
                         Telephone: (714) 549-2927

                               July 30, 1997


VIA FACSIMILE (561-464-0099)/MAIL

FLORIDA GAMING CORPORATION
1750 South Kings Highway
Ft. Pierce, FL 34945

Attention:    Mr. W. Bennett Collett
              Chairman and Chief Executive Officer

Re:           Letter of Intent
              Bourbon Street Hotel (the "HOTEL")

Dear Mr. Collett:

    The purpose of this correspondence is to set forth the terms, on a preliminary and general basis, under which FLAMINGO STREET, LLC, a California limited liability company ("SELLER"), would agree to sell FLORIDA GAMING CORPORATION ("BUYER"), subject to the execution, and the terms and conditions, of the Definitive Agreement (as hereinafter defined), fee title to that certain real property, and all improvements constructed thereon (including, without limitation, the improvements through which the Hotel is operated and a parking structure) commonly known as 120 East Flamingo Road, Las Vegas, Nevada (the "REAL PROPERTY"), together with all of Seller's right, title and interest in and to the personal property (including all transferable permits and licenses) and other assets located thereon and used on connection with the operation thereof (subject to any equipment leases affecting the same), on, by and through which Seller conducts a hotel/hospitality business under the name "Bourbon Street Hotel" (collectively, with the Real Property, the "PROPERTY") for the purchase price and under the terms set forth hereinbelow.

    1. PURCHASE PRICE. The purchase price for the Property would be the aggregate of the following amounts (the "PURCHASE PRICE");

         (a) Thirteen Million Dollars ($13,000,000) in the form of cash, cashier's check or wire transferred funds; and

         (b) Two hundred thousand (200,000) shares of free trading common stock of Buyer. Immediately upon the expiration of the Inspection Period (as hereinafter defined), Buyer would commence, and diligently pursue to completion, the registration of such shares of stock and would complete such registration on or before October 1, 1998, and if such registration would not then be completed, pay to Seller, at the option of Seller, cash in the amount equal to the then trading price per share of the registered stock of Buyer. Buyer would file all necessary documents and respond to all tendered interrogatories concerning the registration promptly. Upon such registration, Seller would have the right to sell such shares without restriction, except that no sale would be made by it in excess of fifty thousand shares (50,000) during any ninety (90) day period. Should Seller

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hold such shares of common stock for a period of thirty-six (36) months from the Close of Escrow (as defined hereinbelow), Buyer would guarantee a sales price per share of not less than Seven Dollars Fifty Cents ($7.50) by either
(i) issuing additional shares of its common stock to Seller, or (ii) paying to Seller any difference in the then trading price, in cash. In the event Buyer shall make application to the Nevada Gaming Commission (the "Commission") for a gaming license, finding of suitability and/or registration as a publicly traded corporation, seller shall reasonably cooperate with the Commission's requests for information regarding Seller.

    2.   PAYMENT TERMS.

         (a) EARNEST MONEY DEPOSIT. Upon the mutual execution of the Definitive Agreement, Buyer will deliver to Escrow Holder (as defined hereinbelow) a cashier's check or wire transfer in the amount of Five Hundred Thousand Dollars ($500,000) as a deposit (the "EARNEST MONEY DEPOSIT"). The Earnest Money Deposit shall be held by Escrow Holder in an interest bearing account for the benefit of Buyer. In the event Buyer cancels or terminates this agreement and/or the Definitive Agreement prior to the expiration of the Inspection Period, the Earnest Money Deposit and all interest accrued thereon shall be immediately refunded to Buyer. In the event Buyer does not terminate this agreement or the Definitive Agreement, as the case may be, upon the expiration of the Inspection Period, the Earnest Money Deposit thereon shall become non-refundable and be released to seller. Subject to the foregoing, the Earnest Money Deposit AND ALL INTEREST ACCRUED THEREON shall be credited to the Purchase Price.

         (b) BALANCE OF PURCHASE PRICE. The balance of the Purchase Price would be paid in form described in Section 1 above.

    3. ASSUMPTION OF CONTRACTS AND LEASES. For purposes of this agreement, the term "Contracts" shall mean and include: all contracts, agreements and leases incurred in connection with the business of the Property, currently existing or incurred after the date hereof and prior to the Close of Escrow in the normal and ordinary course of business. As additional consideration in connection with the acquisition of the Property by Buyer, Seller would assign to Buyer, and Buyer would assume, all of Seller's obligations under all Contracts.

    4. ESCROW. After the execution by Buyer and Seller of the Definitive Agreement, Buyer and Seller would open an escrow (the "ESCROW") with Chicago/United Title Company ("ESCROW HOLDER") in Las Vegas, Nevada. Escrow would provide for a closing date ninety (90) days after the expiration of the Inspection Period. The closing of the transaction (the "CLOSE OF ESCROW") would be the date the Warranty Deed transferring fee title to the Real Property is recorded in the Las Vegas County Recorder's Office.

    Notwithstanding the foregoing, Buyer would have the option to extend the Close of Escrow for an additional sixty (60) days by making, fourteen (14) days prior to the Close of Escrow, an additional non-refundable deposit to Escrow Holder, which would be immediately released to Seller, in the amount of Two Hundred Fifty Thousand Dollars ($250,000), which payment would be credited to the Purchase Price.

    5. TITLE REPORT AND TITLE POLICY. Title to the Real Property would be subject to all conditions, covenants, reservations, rights-of-way, easements, and other exceptions to title not otherwise objected to by Buyer during the Inspection Period. On the Close of Escrow, Seller would cause an A.L.T.A. Policy of Title Insurance (extended coverage) to be issued by Chicago/United Title Company for the benefit of the Buyer. The cost of the C.L.T.A. portion thereof would be paid by Seller, and any excess thereof (including the cost of any survey or updating thereof) would be paid by Buyer.

    6. COST AND PRORATIONS. All real and personal property taxes, utility charges, expenses, rents, and other income from the operation of the Property would be prorated as of the Close of Escrow. Escrow fees would be divided equally by Buyer and Seller. All escrow fees, motor vehicle transfer taxes, vehicle registration fees, sales, use and excise taxes and documentary stamp or transfer taxes (including, but not limited to, those set forth in NRS 375.020) relating to the purchase and sale of the Property shall be borne and paid one-half (1/2) by Buyer and one-half (1/2) by Seller. All fees for recording any grant, bargain and sale deed or deeds and assignments of the Property to be conveyed and assigned pursuant hereto shall be borne and paid by Buyer. All other costs shall be paid in accordance with the custom of Las Vegas, Nevada.

    7. INSPECTION AND DUE DILIGENCE. Buyer's obligation to purchase the Property would be specifically contingent upon its inspection and due diligence review of, and with respect to, the Property. Buyer would have until 1:00 P.M. California time on the date thirty (30) days from the date of the delivery to buyer of a draft of the Definitive Agreement OR AUGUST 18, 1997, WHICHEVER DATE IS LATER to inspect and conduct its due diligence review of the Property and the business conducted thereon (the "INSPECTION PERIOD"). Seller would permit Buyer and its representatives access to the Real Property at all reasonable times upon one (1) business day prior notice to Seller for purposes of Buyer's inspection and due diligence review. In connection with such review, Buyer would be afforded the opportunity to review all available records, contracts, and leases affecting the Property which are in or under Seller's control and relate to Seller's operation of the Property. Buyer would not, however, have the right to contact or otherwise discuss this transaction and/or the operation of the Hotel with any on-site employees of the Hotel, UNLESS A REPRESENTATIVE OF THE SELLER IS PRESENT. Within ten (10) days of mutual execution of this letter of intent, Seller shall deliver to Buyer all reports relating to environmental audit/study performed on the Property and available to Seller.

    All materials delivered will be without any representations by Seller and Buyer must rely on independent studies and advise. Buyer would also be afforded the opportunity to conduct an environmental audit/study, PROVIDED such environmental audit/study is non-evasive and non-intrusive and does not include the drilling into or boring of the Property, or any portion thereof. Any

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environmental audit/study proposed to be undertaken by buyer would be subject to Seller's approval prior to the commencement thereof. Seller could withhold its approval of any environmental audit/study which Seller, in its reasonable determination, deems unreasonable or a threat to damage any portion of the Property.

    The costs of all such inspections would be borne by Buyer and Buyer would indemnify Seller from any losses arising from, or damages made by, any party from such inspections or damage caused by Buyer and its agents and representatives from such inspections.

    Seller acknowledges that Buyer is a publicly traded corporation that must make public disclosure of pending transactions. Seller shall have the right to review and approve in writing all items of public disclosure made by Buyer until the end of the due diligence period. To the extent information, documentation or other items of due diligence regarding the Property and this transaction need not be publicly disclosed, as determined by Buyer in its sole discretion, such information shall remain confidential. Notwithstanding the foregoing, Buyer may disclose all information, documentation or other items of due diligence to its lenders, investors, partners, affiliates, advisors, accountants and attorneys. Without the prior written consent of Seller, Buyer shall not disclose the existence of this correspondence or the proposed transaction referenced herein to any employee of Seller or the Hotel.

    8. EXECUTION OF FORMAL AGREEMENT. Except as otherwise noted in this letter of intent, the obligations of Buyer and Seller hereunder are conditioned upon their execution of a formal and definitive purchase and sale agreement (the "DEFINITIVE AGREEMENT"), to be drafted by Seller's counsel. The Definitive Agreement would include the terms of this proposed transaction. In connection therewith, Buyer and Seller would prepare and execute such additional documents as may be necessary to effectuate the transactions memorialized herein.

    9. BROKERS. Any commission owned by reason of either party obtaining representation by a real estate broker or other licensee would be borne solely by that party who would fully indemnify the other party against liability therefor.

    10. ATTORNEY'S FEES. In the event of any legal proceeding to interpret, challenge or otherwise address any of the provisions of this letter of intent are instituted, a court of competent jurisdiction may award the prevailing party reasonable attorneys' fees and costs.

    11. GOVERNING LAW. This letter of intent shall be governed by and construed in accordance with the laws of the state of California applicable to agreements made to be performed therein.

    12. LIQUOR LICENSE AND LIQUOR ASSETS. Concurrently with the execution of the Definitive Agreement, Buyer and Seller would enter into a definitive liquor license and liquor asset purchase and sale agreement for the purchase and sale of the liquor license, liquor and food inventory, and restaurant furniture, fixtures and equipment owned and used in connection with the operation of the restaurant on the Real Property.

    13. EXCLUSIVE DEALINGS. Seller agrees that, upon the mutual execution of this letter of intent, and for a period of twenty-eight (28) days thereafter, Seller will not accept any offers, of any level, with any other person or entity regarding the sale, lease or other conveyance of the Property, unless Buyer (i) notifies Seller of its intent not to proceed with the purchase transaction, or (ii) defaults in any of its obligations to Seller.

    14. BINDING AND NON-BINDING EFFECT. Buyer and Seller agree that it is their intention that a binding contract and agreement shall exist between them and shall be effective ONLY when the Definitive Agreement is signed by all parties. The parties further agree that until all parties have signed the Definitive Agreement, any party may discontinue negotiations, at any time, and for any reason. The parties further agree that until the Definitive Agreement is signed by all parties, any letters, drafts, or other communications shall have absolutely no legal effect, shall not be used to impose any legally binding obligation on the other party, and shall not be used as evidence of any oral or implied agreement between the parties or as evidence of the terms and conditions of any implied agreement. Notwithstanding the foregoing, (i) Buyer's obligations with respect to indemnification and confidentiality under Section 7 above in connection with its inspection and due diligence review shall be binding on Buyer, (ii) Seller's obligations under Section 13 above shall be binding on Seller, and
(iii) the provisions of Section 10 and 11 above shall be binding on both Seller and Buyer. Subject to the foregoing, the legal rights and obligations of the parties hereto will consist only of those which are set forth in the Definitive Agreement.

    This proposal will be deemed withdrawn if not accepted by 5:00 P.M. California time on August 5, 1997 as evidenced by the delivery to Seller of an executed copy of this letter of intent by said date and time. Please indicate your agreement to the foregoing by executing and returning to the undersigned one (1) copy of this letter of intent by the date and time referenced above.

                             Very truly yours,

                             FLAMINGO STREET, LLC, a California
                               limited liability company

                             BY: /s/ BOUCHART  PATTEL
                                ----------------------------------------------
                             NAME:   BOUCHART PATTEL

                             TITLE:  MANAGING PARTNER
                                   -------------------------------------------

    AGREED AND ACCEPTED this 5th day of August, 1997

                             FLORIDA GAMING CORPORATION

                             BY:   /s/ W. B. COLLETT
                                ----------------------------------------------
                             NAME:     W. BENNETT COLLETT

                             TITLE:  CHAIRMAN AND CEO
                                   -------------------------------------------

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